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SEC Mail Processing Section

MAR 01 2010

Washington, DC
109

UNITED STATES
SECURITIES AND EXCHANGE COMMI
Washington, D.C. 20549

10028022

OVAL
3235-0123
uary 28, 2010
je burden
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-10781

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Distributors, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Security Benefit Place
(No. and Street)

Topeka	Kansas	66636-0001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Martinez — 785-438-3442 or 800-888-2461 ext. 3442
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

1200 Main Street, Suite 2500	Kansas City	Missouri	64105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard Martinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Distributors, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Richard Martinez
FINOP

Title

Notary Public

NOTARY PUBLIC - STATE OF KANSAS
RACHEL MEYER
MY APPT. EXP. 6/5/2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (bound under separate cover)
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Security Distributors, Inc. (An Indirect Wholly Owned Subsidiary of Security Benefit Mutual Holding Company)
December 31, 2009

Ernst & Young LLP

ERNST & YOUNG

Security Distributors, Inc.
(An Indirect Wholly Owned Subsidiary of
Security Benefit Mutual Holding Company)

Statement of Financial Condition

December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Security Distributors, Inc.

We have audited the accompanying statement of financial condition of Security Distributors, Inc. (the Company), an indirect wholly owned subsidiary of Security Benefit Mutual Holding Company, as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Security Distributors, Inc. at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Kansas City, Missouri
February 26, 2010

Security Distributors, Inc.
(An Indirect Wholly Owned Subsidiary of
Security Benefit Mutual Holding Company)

Statement of Financial Condition

December 31, 2009
(In Thousands, Except Per Share Data)

Assets		
Cash and cash equivalents	$	16,033
Receivables:		
Redemptions (including $538 due from affiliates)		3,953
Revenue sharing		1,521
Other due from affiliates		2,684
Other		73
Deferred selling commissions, net of accumulated amortization of $9,274		3,195
Other assets		41
Total assets	$	27,500
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable	$	3,543
Purchases of insurance products (including $171 due to affiliates)		3,759
Accrued commissions and distribution costs		118
Other due to affiliates		962
Income taxes payable		225
Net deferred income tax liability		1,224
Other liabilities		201
Total liabilities		10,032
Stockholder's equity:		
Common stock, $10 par value; 2,500 shares authorized; 2,000 shares issued and outstanding		20
Capital in excess of par value		35
Contributed capital		21,250
Accumulated deficit		(3,837)
Total stockholder's equity		17,468
Total liabilities and stockholder's equity	$	27,500

See accompanying notes.

1. Ownership and Nature of Business

Security Distributors, Inc. (the Company) is a wholly owned subsidiary of Security Benefit Life Insurance Company (SBL), which is a wholly owned subsidiary of Security Benefit Corporation (SBC). SBC is a wholly owned subsidiary of Security Benefit Mutual Holding Company (SBMHC). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. Prior to October 16, 2009, the Company primarily distributed mutual funds and variable annuities sponsored by affiliated companies. Subsequent to October 15, 2009, the Company primarily distributed variable annuities sponsored by affiliated companies.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statement of financial condition and accompanying notes. Actual results could differ from such estimates.

Revenue Recognition

Commissions, support, and distribution fees include point-of-sale fees (e.g., front-load mutual fund or variable annuity fees) and asset-based fees (e.g., 12b-1 fees) that are generally based on a contractual fee as a percentage of assets and recognized when earned. Additionally, distribution fees also include fees received under marketing support arrangements for sales of mutual funds of other companies. These fees are accrued and paid on a monthly basis based on contractual agreements.

Cash and Cash Equivalents

Cash and cash equivalents include operating cash, money market funds, and other investments with initial maturities of less than 90 days.

2. Significant Accounting Policies (continued)

Determination of Fair Value

Under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurement and Disclosures*, the Company bases fair values on the price that would be received to sell an asset (exit price) or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in FASB ASC 820.

The Company holds money market funds as cash equivalents in the amount of $11,965, which are Level 1 financial assets measured at fair value based upon unadjusted quoted prices for identical instruments traded in active markets.

Redemption Receivables/Insurance Product Payables

Redemption receivables are amounts related to shareholder redemptions, which have been requested, but not yet received from the fund houses. Insurance product payables are amounts related to shareholder purchases, which have been requested, but not yet settled with the fund houses. These balances are typically settled one day after receiving a shareholder's request.

Deferred Selling Commissions

The Company defers certain costs, principally sales commissions, paid to broker/dealers in connection with the sale of certain shares of affiliated mutual funds and variable annuity products with distribution fees and contingent deferred sales charges. These deferred selling commissions are amortized based on the revenue stream of contingent deferred sales charges and distribution fees. Effective October 16, 2009, Rydex Distributors, Inc. (RDI), an affiliate of the Company, became the distributor of certain affiliated mutual funds formerly distributed by the Company. The deferred costs related to these funds in the amount of $1,869, along with associated deferred income taxes of $709, were distributed to the parent in a noncash transaction and subsequently from the parent to RDI on December 28, 2009.

(In Thousands)

2. Significant Accounting Policies (continued)

Income Taxes

The Company is included in a life/nonlife consolidated federal income tax return filed by SBMHC and its subsidiaries. Income taxes are allocated to the Company as if it filed a separate income tax return. Uncertain tax positions are recognized to the extent they satisfy the criteria under FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes*, which requires that an uncertain tax position be more likely than not to be sustained upon examination, based on the technical merits of the position. The amount of tax benefit recognized is the largest amount of benefit that is greater than 50% likely to be realized upon settlement. Deferred income taxes relate principally to deferred selling commissions. With few exceptions, SBMHC is no longer subject to U.S. federal and state examinations by tax authorities for years before 2004. The Internal Revenue Service (IRS) is not currently examining any of SBMHC's federal tax returns.

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws. Deferred income tax assets are subject to ongoing evaluation of whether such assets will be realized. The ultimate realization of deferred income tax assets depends on generating future taxable income during the periods in which temporary differences become deductible. If future income is not generated as expected, deferred income tax assets may need to be written off through the establishment of a valuation allowance.

Accounting Changes

In May 2009, the FASB issued new guidance that established general accounting standards and disclosure for events occurring subsequent to the balance sheet date but before the statement of financial condition is issued. This guidance is effective for interim and annual accounting periods ending after June 15, 2009. The Company adopted this guidance effective December 31, 2009, and the adoption did not have a material impact on the statement of financial condition.

(In Thousands)

2. Significant Accounting Policies (continued)

In June 2009, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 168, *The FASB Accounting Standards Codification* ™ *and the Hierarchy of Generally Accepted Accounting Principles*, which was subsequently incorporated into ASC Subtopic 105-10, *Generally Accepted Accounting Principles – Overall*. This guidance replaces SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles*, and established the FASB Accounting Standards Codification™ as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of the statement of financial condition in conformity with GAAP. This guidance replaced previous guidance related to the same issue and became effective for interim and annual reporting periods ending after September 15, 2009. The Company adopted the guidance, and the adoption did not have a material impact on the statement of financial condition.

3. Income Taxes

Deferred income taxes consist of the following as of December 31, 2009:

Deferred income tax liabilities	$ 1,225
Deferred income tax assets	1
Net deferred income tax liability	$ 1,224

The principal temporary differences arise from deferred selling commissions, property and equipment, and certain accrued liabilities.

4. Employee Benefit Plans

Substantially all of the Company's employees were previously covered by a qualified, noncontributory, defined-benefit pension plan sponsored by SBC and certain of its affiliates. Benefits were based on years of service and an employee's highest average compensation over a period of 5 consecutive years during the last 10 years of service.

(In Thousands)

4. Employee Benefit Plans (continued)

Effective July 1, 2007, the SBC pension plan was frozen, at which point all benefits earned under the pension plan were frozen and no additional benefits were eligible to be earned. If an employee was fully vested as of July 1, 2007, vesting service will continue until the employee is vested or employment ceases. Concurrent with the freezing of the defined-benefit pension plan, the definition of pay under the profit-sharing and savings plan was expanded to include bonuses (except for purposes of the profit-sharing contribution), and the Company's match was increased to 100% of the first 5% of pay. In addition, the Company provides a transition benefit for eligible employees based upon age and years of pension benefit service. The transition contributions are being paid over a five-year period.

The Company participates in a profit-sharing and savings plan for which substantially all employees are eligible.

The Company has annual discretionary incentive and sales compensation plans for certain employees. Allocations to participants each year under these plans are based on the performance and discretion of the Company. The annual allocations to participants are fully vested at the time the Company determines such amounts.

The Company also has a long-term incentive plan for certain employees, which provides for vesting over a three-year period.

5. Deferred Selling Commissions

An analysis of the deferred selling commissions asset balance is presented below for the year ended December 31, 2009:

Balance at beginning of year	$	6,215
Costs deferred during the year		1,124
Amortized to expense during the year		(2,275)
Distribution of deferred selling commissions (see Note 2)		(1,869)
Balance at end of year	$	3,195

6. Related-Party Transactions

The Company's financial condition does not necessarily reflect what might have occurred had the Company operated outside of its affiliated group.

7. Contingencies

ERISA Matters

The Company has been named, among several others, as a defendant in a putative class action filed in federal court in the Western District of Washington, captioned as *Daniels-Hall et al., v. National Education Association, et al.*, No. C 07-5339 RBL, challenging under the Employee Retirement Income Security Act of 1974 (ERISA) payments made by one of the Company's affiliates to NEA's Member Benefits Corporation under the NEA Valuebuilder Program. The other defendants include other affiliates of the Company, unaffiliated companies, and individuals. The plaintiffs claim that all of the defendants, among other things, failed to prudently and loyally manage plan assets, failed to provide complete and accurate information, engaged in prohibited transactions, and breached their fiduciary duty under ERISA in connection with the payments described above. The plaintiffs seek unspecified damages and injunctive relief. The Company and the other defendants filed motions to dismiss the complaint based primarily on the grounds that ERISA does not apply to the matters alleged in the complaint. The court granted defendants' motions to dismiss on May 23, 2008, and all claims against the Company and the other defendants were dismissed. The plaintiffs have appealed this decision to the Ninth Circuit Court of Appeals. All briefs were filed and oral arguments were held. The U.S. Department of Labor filed an amicus brief, supporting the defendants' position in this matter. The Company does not believe that the class action claims have merit and intends to defend against the claims vigorously.

State of Alabama Matters

The staff of the Alabama Securities Commission has investigated whether the Company transacted business in Alabama as a broker/dealer or broker/dealer agent for securities without benefit of registration or exemption from registration in violation of the Alabama Securities Act (the Act) and unlawfully effected securities transactions with residents of the state of Alabama from October 11, 2002 to November 21, 2006, in violation of the Act.

7. Contingencies (continued)

The staff of the Alabama Securities Commission has presented for the Company's review a consent order under which the Company, its affiliate SBL, Educator Benefits Corporation (EBC) and Alabama Education Association (AEA) would agree to disgorge $1,650 to participants in products sponsored by the AEA. This amount represents the administrative, advertising, and conference fees that were paid to AEA and EBC from 2000 to 2007 by SBL and another unaffiliated life insurance company. The proposed consent order also seeks from the Company and SBL jointly $75 for an administrative assessment and $75 to reimburse the Commission for the cost of its investigation. The Company understands that this matter is on hold, and has not heard from the Alabama Securities Commission staff since February 2009. The Company intends to vigorously defend this matter.

Other Legal and Regulatory Matters

In the ordinary course of business, the Company is in discussions with its regulators about matters raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial condition. However, the Company is unable to predict the outcome of these matters.

Various legal proceedings and other matters have arisen in the ordinary course of the Company's business. Management is of the opinion that the Company has substantial defenses with respect to these matters, and the Company's ultimate liability, if any, resulting from such matters will not be material to its financial condition.

(In Thousands)

8. Subsequent Events

On February 15, 2010, SBMHC entered into a definitive agreement with Guggenheim SBC Holdings LLC (the Purchaser) to sell all of the outstanding capital stock of SBC, at which time SBMHC will demutualize and then be dissolved. This transaction provides for the injection of capital into SBC. On February 25, 2010, a loan in the amount of $175 million was made to SBC and was contributed as capital to SBL.

The transaction will require certain regulatory approvals, approval by the members of SBMHC, and approval by the shareholders of the mutual funds and exchange-traded funds sponsored by affiliates of SBMHC. The transaction is expected to close during 2010 and will effect a transition in ownership of the Company.

Subsequent events have been evaluated through February 26, 2010, which is the date the statement of financial condition was issued.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). The Company computes its net capital requirements under the basic method, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2009, the Company had net capital of $13,357, which was $12,770 in excess of its required net capital of $587. The Company claims exemption from Rule 15c3-3, which requires a reserve with respect to customer funds, pursuant to the subparagraph (k)(1) thereof. The Company's ratio of aggregate indebtedness to net capital was 0.66 to 1 at December 31, 2009.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young
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Report of Independent Accountants on Applying Agreed-Upon Procedures

The Board of Directors and Management
Security Distributors, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Security Distributors, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Security Distributors, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009. Security Distributors, Inc.'s management is responsible for Security Distributors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries which would include copies of the checks mailed to the SIPC, noting no differences.

2. Compared the amounts reported on schedules derived from the FOCUS reports for the fiscal period from April 1, 2009 through December 31, 2009, with the amounts reported in Form SIPC-7T for the fiscal period from April 1, 2009 through December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Kansas City, Missouri
February 26, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

010781 FINRA DEC
SECURITY DISTRIBUTORS INC 14*14
ATTN: AMY LEE
ONE SECURITY BENEFIT PLACE
TOPEKA KS 66636-0001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed

Name and telephone number of person to contact respecting this form

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (300)

July 23, 2009
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) -

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ (150)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ -

H. Overpayment carried forward $(150)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete

Security Distributors, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Secretary & CCO
(Title)

Dated the _____ day of _______________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: __________ Postmarked __________ Received __________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec. 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 35,072,244
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts	
(3) Net loss from principal transactions in commodities in trading accounts	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	14,343,981
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	26,252,022
(4) Reimbursements for postage in connection with proxy solicitation	
(5) Net gain from securities in investment accounts	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)	4,904
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $	
Enter the greater of line (i) or (ii)	
Total deductions	40,600,907
2d. SIPC Net Operating Revenues	$ (5,528,663)
2e. General Assessment @ .0025	$ 150

(to page 1 but not less than $150 minimum)

SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

Security Distributors, Inc.
(An Indirect Wholly Owned Subsidiary of Security Benefit Mutual Holding Company)

Ernst & Young LLP

ERNST & YOUNG

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Stockholder
Security Distributors, Inc.

In planning and performing our audit of the financial statements of Security Distributors, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. However, we identified the following deficiencies in control activities for safeguarding securities that we consider to be material inadequacies. These material inadequacies were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2009, and these material inadequacies do not affect our report on the consolidated financial statements of the Company dated February 26, 2010. We noted the following matters involving the control activities for safeguarding securities that we consider to be material inadequacies:

1. As of December 31, 2009, the Company improperly held customer money which was not promptly forwarded as required by the exemptive provisions of Rule 15c3-3, and did not make the periodic reserve computation required by Rule 15c3-3(e). The Company has taken steps to segregate any customer funds which are unable to be promptly forwarded into a special reserve bank for the exclusive benefit of customers of the Company and to obtain regulatory approval to continue to operate under the exemptive provisions of SEC Rule 15c3-3.

2. As of December 31, 2009, the Company improperly classified certain allowable receivable balances as non-allowable by approximately $2.6 million in the computation of net capital under Rule 15c3-1, and therefore had understated net capital by this amount. The Company has amended its computation of net capital as of December 31, 2009, to reflect this balance as an allowable asset.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Kansas City, Missouri
February 26, 2010

Ernst & Young LLP

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